================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER, 2003

                   Commission File Number ____________________


                            VICEROY EXPLORATION LTD.
                            ------------------------
                               (Registrant's name)


                         SUITE 900, 570 GRANVILLE STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3P1
                   -------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

================================================================================

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Viceroy Exploration Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 30, 2004
         Viceroy Exploration Ltd.



By: /s/  Patrick G. Downey
--------------------------
Patrick G. Downey
President & CEO

This is the form of a material change report required under Section 85(1) of the Securities Act.

                                 BC FORM 53-901F

                                 SECURITIES ACT

               MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1.        Reporting Issuer

               State the full name and address of the principal office in Canada of the reporting issuer.

               VICEROY EXPLORATION LTD.
               9TH FLOOR
               570 GRANVILLE STREET
               VANCOUVER, BC
               V6C 3P1

Item 2.        Date of Material Change

               DECEMBER 2, 2003

Item 3.        Press Release

               State the date and place(s) of issuance of the press release issued pursuant to Section 85(1) of the Act.

               THE PRESS RELEASE WAS RELEASED ON DECEMBER 2, 2003 TO THE BC, ALBERTA, SASKATCHEWAN, MANITOBA, ONTARIO, QUEBEC, NEW BRUNSWICK AND NORTHWEST TERRITORIES SECURITIES COMMISSIONS, TSX VENTURE EXCHANGE AND THROUGH VARIOUS OTHER APPROVED PUBLIC MEDIA.

               COPY OF THE PRESS RELEASE IS ATTACHED AS SCHEDULE "A"

Item 4.        Summary of Material Change

               Provide a brief but accurate summary of the nature and substance of the material change.

               VICEROY EXPLORATION LTD. ("VICEROYEX) ANNOUNCED THAT THE PLAN OF ARRANGEMENT (THE "ARRANGEMENT") TO ACQUIRE ALL THE SHARES OF CONSOLIDATED TRILLION RESOURCES LTD. ("TRILLION") HAS BEEN COMPLETED.

Item 5.        Full Description of Material Change

               Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

               This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for change, and a general comment on the probable impact on the reporting Issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

               The above list merely describes examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

               VICEROY EXPLORATION LTD. ("VICEROYEX) ANNOUNCED THAT THE PLAN OF ARRANGEMENT (THE "ARRANGEMENT") TO ACQUIRE ALL THE SHARES OF CONSOLIDATED TRILLION RESOURCES LTD. ("TRILLION") HAS BEEN COMPLETED.

               ON COMPLETION OF THE ARRANGEMENT, VICEROYEX HAS 24,471,158 COMMON SHARES ISSUED AND OUTSTANDING. VICEROYEX'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, WILL BE SENDING LETTERS OF TRANSMITTAL TO REGISTERED SHAREHOLDERS OF TRILLION WHICH WILL PROVIDE INSTRUCTIONS ON HOW TO EXCHANGE THEIR EXISTING TRILLION SHARE CERTIFICATES FOR VICEROYEX CERTIFICATES.

               THE NEW BOARD OF DIRECTORS OF VICEROYEX CONTINUES TO BE CHAIRED BY RONALD K. NETOLITZKY AND CONSISTS OF PATRICK G. DOWNEY, ERIC CUNNINGHAM, ROBERT V. MATTHEWS, W. DAVID BLACK AND MICHAEL H. HALVORSON. MR. DOWNEY HAS BEEN APPOINTED CEO AND PRESIDENT.

Item 6.        Reliance on Section 85(2) of the Act

               If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

               INSTRUCTION

               Refer to Section 85(3) of the Act concerning continuing obligations regarding reports filed under this subsection.

               NOT APPLICABLE

Item 7.        Omitted Information:

               In certain circumstances where a material change has occurred and a material change report has bee or is about to be filed but
               Section 85(3) of the Act will no longer or will not be relied upon, a reporting Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

               State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under Section 169(4) of the Act.

               The reasons for the omission may be contained in a separate letter filed as provided in Section 51 of the Rules.

               NOT APPLICABLE

Item 8.        Senior Officers

               Give the name and business number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

               SUSAN NEALE, CHIEF FINANCIAL OFFICER
               TELEPHONE: (604) 688-9780

Item 9.        Statement of Director

               The foregoing accurately discloses the material change referred to herein.

               DATED at Vancouver, this 3rd day of December, 2003.



                                            VICEROY EXPLORATION LTD.

                                            SIGNED: "PATRICK G. DOWNEY"
                                            ---------------------------
                                            PATRICK G. DOWNEY
                                            PRESIDENT

                        Suite 900 - 570 Granville Street, Vancouver, BC, V6C 3P1

                                       Tel: 604-688-9780 Facsimile: 604-682-3941


[VICEROY LOGO]               VICEROY EXPLORATION LTD.

                          PLAN OF ARRANGEMENT COMPLETED

VANCOUVER, BRITISH COLUMBIA, DECEMBER 2, 2003 (TSX VENTURE: VYE) Viceroy Exploration Ltd. ("ViceroyEx") is pleased to announce that the plan of arrangement ("Arrangement") to acquire all the shares of Consolidated Trillion Resources Ltd. ("Trillion") has been completed.

On completion of the Arrangement, ViceroyEx has 24,471,158 common shares issued and outstanding. ViceroyEx's transfer agent, Computershare Trust Company of Canada, will be sending Letters of Transmittal to registered shareholders of Trillion which will provide instructions on how to exchange their existing Trillion share certificates for ViceroyEx share certificates.

The new board of directors of ViceroyEx continues to be chaired by Ronald K. Netolitzky and consists of Patrick G. Downey, Eric Cunningham, Robert V. Matthews, W. David Black and Michael H. Halvorson. Patrick Downey has been appointed CEO and President. ViceroyEx would like to thank Murray Sinclair and Michael Winn for their past services and contributions as directors.

ViceroyEx which has over $4.5 million in working capital with no debt holds a 100% interest in the advanced stage Gualcamayo property in Argentina and four other early stage projects all in north-western Argentina.

                                      -30-

FOR FURTHER INFORMATION CONTACT:

Ronald K. Netolitzky, Chairman         Patrick G. Downey, CEO and President
Tel: 604-688-9780                      Tel: 604-669-4777

TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

FORWARD LOOKING STATEMENT

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

                                                 570 Granville Street, Suite 900
                                                     Vancouver, British Columbia
                                                                 Canada, V6C 3P1
                                             Tel 604 688-9780 / Fax 604 682-3941


[VICEROY LOGO]               VICEROY EXPLORATION LTD.

                          PLAN OF ARRANGEMENT COMPLETED

VANCOUVER, BRITISH COLUMBIA, DECEMBER 2, 2003 (TSX VENTURE: VYE) Viceroy Exploration Ltd. ("ViceroyEx") is pleased to announce that the plan of arrangement ("Arrangement") to acquire all the shares of Consolidated Trillion Resources Ltd. ("Trillion") has been completed.

On completion of the Arrangement, ViceroyEx has 24,471,158 common shares issued and outstanding. ViceroyEx's transfer agent, Computershare Trust Company of Canada, will be sending Letters of Transmittal to registered shareholders of Trillion which will provide instructions on how to exchange their existing Trillion share certificates for ViceroyEx share certificates.

The new board of directors of ViceroyEx continues to be chaired by Ronald K. Netolitzky and consists of Patrick G. Downey, Eric Cunningham, Robert V. Matthews, W. David Black and Michael H. Halvorson. Patrick Downey has been appointed CEO and President. ViceroyEx would like to thank Murray Sinclair and Michael Winn for their past services and contributions as directors.

ViceroyEx which has over $4.5 million in working capital with no debt holds a 100% interest in the advanced stage Gualcamayo property in Argentina and four other early stage projects all in north-western Argentina.


                                      -30-

For further information contact:

Ronald K. Netolitzky, Chairman              Patrick G. Downey, CEO and President
Tel: 604-688-9780                           Tel:  604-669-4777

TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

FORWARD LOOKING STATEMENT

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

                                  FORM 45-102F2

                  CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
               MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1. Viceroy Exploration Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 2, 2003 of 6,471,158 common shares of Viceroy Exploration Ltd., Viceroy Exploration Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia, this 3rd day of December, 2003.

VICEROY EXPLORATION LTD.

By:      "Susan M. Neale"
         --------------------------------------------
         Susan M. Neale, Chief Financial Officer

                                                 570 Granville Street, Suite 900
                                                     Vancouver, British Columbia
                                                                 Canada, V6C 3P1
                                             Tel 604 688-9780 / Fax 604 682-3941

[VICEROY LOGO]               VICEROY EXPLORATION LTD.

                       PROGRESS REPORT GUALCAMAYO PROJECT

VANCOUVER, BRITISH COLUMBIA, DECEMBER 3, 2003 (TSX VENTURE: VYE) Viceroy Exploration Ltd. (the Company) is pleased to announce the initial results from the recommencement of exploration of the Gualcamayo project in San Juan Province, Argentina. The exploration team has been on site since July, with the prime focus of continuing the systematic geological mapping and sampling to the south and west of the Amelia Ines and Magdelena areas where previous limited sampling had been conducted by Viceroy Corporation.

The Amelia Ines and Magdelena areas were originally explored by Anglo American in the 1980,s as high grade skarn targets. Surface and underground drilling by Anglo identified a near surface resource of approximately 230,000oz of gold at a grade of 1.83gt. Anglo reported several high grade intercepts from these drill holes, When Viceroy Corporation entered into a joint venture agreement with Anglo in the 1990's their exploration programme had limited focus in this area, as the target was the main Quebreda Del Diablo zone approximately 1km to the south of these skarn deposits. In 2000 Viceroy Corporation did complete two reverse circulation holes which both intercepted mineralization in the marbles outside of the skarn mineralization. Geological mapping and sampling has now confirmed the extension of these mineralized breccias to the west for approximately one kilometer. This surface mineralization is outside of the existing resource base on the property and represents significant new drill targets. The chip sampling results available to date are reported below.

                  TABLE 1 NEW CONTINUOUS CHIP SAMPLE RESULTS

LOCATION                  g/t Au                 SAMPLE INTERVAL
-----------------         ------                 ---------------
AMELIA INES                4.28                  33.5 meters

AMELIA INES                1.52                  14.6 meters
(60m South)

MAGDELENA                  8.83                  13.0 meters
(250m South East)          4.88                  18.8 meters

MAGDELENA                  5.10                  6.0 meters
(300m South)

MAGDELENA                  4.15                  32.0 meters
                           1.99                  15.2 meters


Geological mapping and surface chip sampling will continue into 2004 in preparation for a drilling program. The exploration results confirm that the mineralized system remains open. All samples were collected in accordance with industry standards and submitted to ALS Chemex in San Juan, Argentina for fire assay. The sampling and mapping program is under the supervision of Mr. Rick Diment P.Geo., a qualified person.

In other news the company granted 800,000 incentive stock options to directors, officers and employees at $1.25 per share. The options granted are subject to shareholder approval and are not exercisable until such approval has been received at the companies next annual general meeting.

                                      -30-

For further information contact:

Ronald K. Netolitzky, Chairman            Patrick G. Downey, CEO and President
Tel: 604-688-9780                         Tel: 604-669-4777

TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

FORWARD LOOKING STATEMENT

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

                                  FORM 45-102F2

                  CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
               MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1. Viceroy Exploration Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 3, 2003 of 800,000 common shares of the Company at a deemed price of $1.25 per share in connection with the Company Stock Option Plan, Viceroy Exploration Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia, this 9th day of December, 2003.

VICEROY EXPLORATION LTD.

By:      "Susan M. Neale"
         --------------------------------------------
         Susan M. Neale, Chief Financial Officer